UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

RESOLUTIONS ADOPTED IN EXTRAORDINARY GENERAL MEETING

On May 27, 2025, Fangdd Network Group Ltd. (the “Company”) held its extraordinary general meeting of shareholders at Room 1501, Shangmei Technology Building, No. 15 Dachong Road, Nanshan District, Shenzhen, 518072, People’s Republic of China and passed the following resolutions:

AS AN ORDINARY RESOLUTION, THAT on or about June 6, 2025, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 16 ordinary shares of a par value of US$0.0005625 each be consolidated into 1 (one) ordinary share of a par value of US$0.009 each, such that following such share consolidation, the authorized share capital of the Company will be US$5,625,000 divided into 625,000,000 shares, comprising of (i) 312,500,000 Class A ordinary shares of a par value of US$0.009 each (the “Class A ordinary shares”), (ii) 6,250 Class B ordinary shares of a par value of US$0.009 each (the “Class B ordinary shares”), (iii) 12,500 Class C ordinary shares of a par value of US$0.009 each (the “Class C ordinary shares”), and (iv) 312,481,250 shares of a par value of US$0.009 each of such class or classes (however designated) as the Board of Directors of the Company (the “Board” or the “Board of Directors”) may determine in accordance with the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Share Consolidation”).

AS AN ORDINARY RESOLUTION, THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$5,625,000 divided into 625,000,000 shares of a par value of US$0.009 each to US$90,000,000 divided into 10,000,000,000 shares, comprising of (i) 5,000,000,000 Class A ordinary shares, (ii) 50,000 Class B ordinary shares, (iii) 200,000 Class C ordinary shares, and (iv) 4,999,750,000 shares of a par value of US$0.009 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Sixth Amended and Restated Memorandum and Articles of Association of the Company, by creating (a) 4,687,500,000 Class A ordinary shares, (b) 43,750 Class B ordinary shares, (c) 187,500 Class C ordinary shares, and (d) 4,687,268,750 shares of such class or classes (however designated) as the Board may determine in accordance with the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Share Capital Increase”).

AS A SPECIAL RESOLUTION, THAT the Sixth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association, effective immediately following the Share Consolidation and Share Capital Increase, in the form attached as Exhibit A to the Notice of Meeting.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: May 27, 2025

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